UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34923

LE GAGA HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Unit 1105, The Metropolis Tower

10 Metropolis Drive

Hung Hom, Kowloon

Hong Kong

+ 852-3162-8585

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value US$0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Le Gaga Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LE GAGA HOLDINGS LIMITED

Date: December 15, 2014	By:	/s/ Shing Yung Ma
Name: Shing Yung Ma
Title: Chief Executive Officer